Filed pursuant to Rule 424(b)(7)
Registration No. 333-159345
Prospectus Supplement
(to Prospectus dated September 30, 2009)
255,241 Shares

Class A Common Stock

     All of the shares of our Class A common stock in this offering are being sold by the selling stockholders identified in this prospectus supplement. The selling stockholders may sell the shares at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. The shares of our Class A common stock covered by this prospectus supplement may be sold at fixed prices, at prevailing market prices at the time of sale, at varying prices at the time of sale or at negotiated prices. See “Plan of Distribution.” We will not receive any of the proceeds, but we will incur expenses in connection with, this offering.
     Our Class A common stock is listed on the New York Stock Exchange under the symbol “HF.” The last reported sale price of our Class A common stock on April 29, 2010 was $9.13 per share.
     Investing in our Class A common stock involves significant risks. See “Risk Factors” beginning on page S-3 of this prospectus supplement and page 2 of the accompanying prospects.
     Neither the Securities and Exchange Commission nor any state or other regulatory body approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is April 30, 2010

Prospectus Supplement
     Neither we nor the selling stockholders have authorized anyone to provide you with information or to make any representations about anything not contained in this prospectus supplement, the accompanying prospectus or the documents incorporated herein or therein by reference. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only our shares of Class A common stock covered by this prospectus supplement, and only under circumstances and in jurisdictions where it is lawful to do so. The selling stockholders may also choose not to sell any of their shares of our Class A common stock. The information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any document incorporated by reference is accurate only as of its date, regardless of the time and delivery of this prospectus supplement or the accompanying prospectus or of any sale of the shares of our Class A common stock.
     You should read carefully the entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein or therein, before making an investment decision.

ABOUT THIS PROSPECTUS SUPPLEMENT
     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and the securities offered hereby. The second part is the accompanying prospectus, which gives more general information. Generally, unless we specify otherwise, when we refer only to the “prospectus,” we are referring to both parts combined.

     If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares of our Class A common stock being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus together with additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference” before investing in our Class A common stock. The information incorporated by reference is considered to be part of the prospectus, and information that we file later with the Securities and Exchange Commission, or the Commission, will automatically update and supersede this information.

SPECIAL NOTE REGARDING THE ISSUER
     In connection with our initial public offering of our Class A common stock in February 2007, we effected a reorganization of our business, which had previously been conducted through HFF Holdings LLC (“HFF Holdings”) and certain of its wholly owned subsidiaries, including Holliday Fenoglio Fowler, L.P. and HFF Securities L.P. (together, the “Operating Partnerships”) and Holliday GP Corp. (“Holliday GP”). In the reorganization, HFF, Inc., a newly-formed Delaware corporation, purchased from HFF Holdings all of the shares of Holliday GP, which is the sole general partner of each of the Operating Partnerships, and approximately 45% of the partnership units in each of the Operating Partnerships (including partnership units in the Operating Partnerships held by Holliday GP) in exchange for the net proceeds from the initial public offering and one share of Class B common stock of HFF, Inc. Following this reorganization and as of the closing of the initial public offering on February 5, 2007, HFF, Inc. is a holding company holding partnership units in the Operating Partnerships and all of the outstanding shares of Holliday GP. HFF Holdings and HFF, Inc., through their wholly-owned subsidiaries, are the only limited partners of the Operating Partnerships. We refer to these transactions collectively in this prospectus supplement as the “Reorganization Transactions.” Unless we state otherwise, the information in this prospectus supplement gives effect to these Reorganization Transactions.
     Unless the context otherwise requires, references to (1) “HFF Holdings” refer solely to HFF Holdings LLC, a Delaware limited liability company that was previously the holding company for our consolidated subsidiaries, and not to any of its subsidiaries, (2) “HFF LP” refer to Holliday Fenoglio Fowler, L.P., a Texas limited partnership, (3) “HFF Securities” refer to HFF Securities L.P., a Delaware limited partnership and registered broker-dealer, (4) “Holliday GP” refer to Holliday GP Corp., a Delaware corporation and the general partner of HFF LP and HFF Securities, (5) “HoldCo LLC” refer to HFF Partnership Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of HFF, Inc., and (6) “Holdings Sub” refer to HFF LP Acquisition LLC, a Delaware limited liability company and wholly-owned subsidiary of HFF Holdings. Our business operations are conducted by HFF LP and HFF Securities, which are sometimes referred to in this prospectus supplement as the “Operating Partnerships.” Also, except where specifically noted, references in this prospectus supplement to “the Company,” “we” or “us” mean HFF, Inc., a Delaware corporation, and its consolidated subsidiaries after giving effect to the Reorganization Transactions.
     References to the “initial public offering” refer to our initial public offering in February 2007 of 16,445,000 shares of our Class A common stock, including shares issued to the underwriters of the initial public offering pursuant to their election to exercise in full their overallotment option.

HFF, INC.
     We are one of the leading providers of commercial real estate and capital markets services to the U.S. commercial real estate industry based on transaction volume and are one of the largest full-service commercial real estate financial intermediaries in the country. As of December 31, 2009, we operated out of 17 offices nationwide with approximately 159 transaction professionals and 217 support associates. In 2009, we advised on approximately $8.5 billion of completed commercial real estate transactions, a 55.5% decrease compared to the approximately $19.2 billion of completed transactions we advised on in 2008.
     Our fully-integrated national capital markets platform, coupled with our knowledge of the commercial real estate markets, allows us to effectively act as a “one-stop shop” for our clients, providing a broad array of capital markets services including:
•	Debt placement;

•	Investment sales;

•	Structured finance;

•	Private equity, investment banking and advisory services;

•	Loan sales; and

•	Commercial loan servicing.

     HFF, Inc. is a Delaware corporation with its principal executive offices located at 301 Grant Street, One Oxford Centre, Suite 600, Pittsburgh, Pennsylvania, 15219, telephone number (412) 281-8714.

THE OFFERING

Class A common stock offered by the selling stockholders	255,241 shares

Common stock to be outstanding after the offering:

Class A common stock	19,211,295 shares (or 36,928,386 shares if HFF Holdings exchanges all of its partnership units it holds in the Operating Partnerships after the consummation of this offering for newly issued shares of Class A common stock)

Class B common stock	1 share

Use of Proceeds	We will not receive any net proceeds from the sales of Class A common stock offered by the selling stockholders in this offering. See “Use of Proceeds.”

Risk Factors	For a discussion of factors you should consider before buying shares of our Class A common stock, see “Risk Factors” in the accompanying prospectus, and the other risk factors incorporated by reference in the prospectus.

New York Stock Exchange symbol	HF

     Class A common stock outstanding and other information based thereon in this prospectus supplement is calculated based upon 18,956,054 shares of our Class A common stock outstanding on April 30, 2010 and does not reflect 168,902 shares of our Class A common stock issuable under existing grants or 3,103,885 additional shares of our Class A common stock available for future grant under the HFF, Inc. 2006 Omnibus Incentive Compensation Plan at April 30, 2010. For a further description of our Class A common stock, see “Description of Capital Stock” in the accompanying prospectus.

RISK FACTORS
     The purchase of our Class A common stock involves a high degree of risk. You should consider carefully each of the risks described below and incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in our Class A common stock. In addition, there may be risks of which we are currently unaware, or that we currently regard as immaterial based on the information available to us, that later prove to be material. These risks may adversely affect our business, financial condition and operating results. As a result, the trading price of our Class A common stock could decline and you could lose some or all of your investment.
Risks Related to this Offering
Our share price may decline due to the large number of shares eligible for future sale and for exchange.
     The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
     After giving effect to this offering, HFF Holdings owns 17,717,091 partnership units, or approximately 48.1%, in each of the Operating Partnerships. Our amended and restated certificate of incorporation will allow the exchange of partnership units in the Operating Partnerships (other than those held by us) for shares of our Class A common stock on the basis of two partnership units (one in each Operating Partnership) for one share of Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Pursuant to contractual provisions and subject to certain exceptions, HFF Holdings was restricted from exchanging partnership units for Class A common stock until January 2009. After that time, HFF Holdings received the right to exchange 25% of its 20,355,000 partnership units held at the time of our initial public offering in January 2007, with an additional 25% becoming available for exchange each year thereafter. However, these contractual provisions may be waived, amended or terminated by the members of HFF Holdings following consultation with our Board of Directors. After giving effect to this offering, HFF Holdings has exchanged 2,637,909 partnership units in each of the Operating Partnerships, or approximately 13% of the partnership units held by it at the time of our initial public offering in January 2007, for shares of our Class A common stock.
Ownership by HFF Holdings of substantial voting power in HFF, Inc. may give rise to conflicts of interests and may prevent new investors from influencing significant corporate decisions.
     Our certificate of incorporation provides that the holders of our Class B common stock (other than HFF, Inc. or any of its subsidiaries) will be entitled to a number of votes that is equal to the total number of shares of Class A common stock for which the partnership units that HFF Holdings holds in the Operating Partnerships are exchangeable.
     Accordingly, after giving effect to this offering, HFF Holdings will have approximately 48.0% of the voting power in HFF, Inc. In addition, certain members of HFF Holdings hold shares of our Class A common stock in their individual capacities. As a result, and in combination with the fact that our certificate of incorporation does not provide for cumulative voting, HFF Holdings has the ability to exert significant influence in the election of the members of our board of directors and thereby the control of our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of common stock or other securities, and the declaration and payment of dividends. In addition, HFF Holdings will be able to significantly influence the outcome of all matters requiring stockholder approval, including a change of control of our company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our company. We cannot assure you that the interests of HFF Holdings and its members will not conflict with your interests.
     The concentration of ownership could deprive our Class A stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately affect the market price of our Class A common stock. As a result of the control exercised by HFF Holdings over us, we cannot assure you that we would not have received more favorable terms from an unaffiliated party in our agreements with HFF Holdings.

     In addition, the HFF LP and HFF Securities Profit Participation Bonus Plans may only be amended or terminated with the written approval of all of the limited partners and general partners of each Operating Partnership. Accordingly, so long as HFF Holdings continues to hold any partnership units in the Operating Partnerships, the consent of HFF Holdings will be required to amend or terminate these plans. This could prevent our board of directors or management from amending or terminating these plans.
FORWARD-LOOKING STATEMENTS
     This prospectus supplement and the accompanying prospectus and the information incorporated herein and therein by reference contain forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include, but are not limited to, those described under the caption “Risk Factors”. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus supplement. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS
     We will not receive any proceeds from any sales of shares of our Class A common stock by any selling stockholder named in this prospectus supplement. We have agreed to pay the expenses of the selling stockholders in this offering.
SELLING STOCKHOLDERS
     The selling stockholders listed below are holders of limited liability company units in HFF Holdings. Each selling stockholder is a current transaction professional of the Company. The selling stockholders are offering an aggregate of 255,241 shares of our Class A common stock pursuant to this prospectus supplement. The selling stockholders may also choose not to sell any of their shares of our Class A common stock.
     The selling stockholders listed below are offering an aggregate 255,241 shares of our Class A common stock issuable upon the exchange of an aggregate of two partnership units, one in each of the Operating Partnerships, for a share of Class A common stock, and subsequent redemption of one limited liability company unit in HFF Holdings for such share of Class A common stock (the “Exchange Right”). All such exercises of the Exchange Right will occur prior to the consummation of this offering. See “Incorporation by Reference” and “Where You Can Find More Information.”
     The shares being offered by our current transaction professionals upon the exchange of an aggregate of 255,241 partnership units in each of the Operating Partnerships represent approximately 1.4% of the partnership units in each Operating Partnership held by HFF Holdings as of April 30, 2010. The shares being offered by our current transaction professionals will have been issued pursuant to, and in accordance with the exchange schedule in, agreements that were entered into in connection with the initial public offering of our Class A common stock in January 2007.
     The following table sets forth as of the date of this prospectus supplement certain information regarding the beneficial ownership of our Class A common stock by the selling stockholders:
     • the number of shares beneficially owned immediately prior to the consummation of this offering,
     • the number of shares being offered in this offering, and
     • the adjusted number of shares beneficially owned, reflecting the sale of all the shares being offered in this offering.
     To our knowledge, the persons named in the table below have beneficial ownership of the Class A common stock and, through their ownership of limited liability company units in HFF Holdings, units in each Operating Partnership held by them. The table below assumes the full exercise of the Exchange Right and the exchange of all units in each Operating Partnership held by HFF Holdings, including those proposed to be exchanged in connection with this offering, into shares of our Class A common stock. The table below also assumes the sale of all of the shares being offered in this offering. The address for each selling stockholder is: c/o HFF, Inc., One Oxford Centre, 301 Grant Street, Suite 600, Pittsburgh, Pennsylvania 15219.

	Prior to this Offering		Sold in this Offering		After this Offering
	Shares	Percentage	Shares		Shares
	of Class	of	of Class	Percentage	of Class	Percentage
	A	Class A	A	of Class A	A	of Class A
Selling	Common	Common	Common	Common	Common	Common
Stockholders	Stock	Stock(1)	Stock	Stock(1)	Stock	Stock(1)
Current Transaction Professionals:
Gerard T. Sansosti	729,258	1.97%	72,926	*	656,332	1.78%
Michael J. Tepedino	364,629	*	182,315	*	182,314	*

*	Less than 1% beneficially owned.

(1)	Calculated based upon 18,956,054 shares of our Class A common stock outstanding on April 30, 2010 and assumes full exercise of the Exchange Right and the exchange of 17,972,332 units in each Operating Partnership held by HFF Holdings on April 30, 2010, including those proposed to be exchanged in connection with this offering, into shares of our Class A common stock.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     For a discussion of certain relationships and related transactions, including the Reorganization Transactions, our relationship with HFF Holdings, the Tax Receivable Agreement, and certain relationships with our directors, executive officers and employees, see “Certain Relationships and Related Transactions” in our proxy statement on Schedule 14A. See “Incorporation by Reference” and “Where You Can Find More Information.”

PLAN OF DISTRIBUTION
As of the date of this prospectus supplement, we have not been advised by the selling stockholders as to any plan of distribution. The selling stockholders may also choose not to sell any of their shares of our Class A common stock. Distributions of the shares of our Class A common stock by the selling stockholders, or by their partners, pledgees, donees (including charitable organizations), transferees or other successors in interest, may from time to time be offered for sale either directly by such selling stockholders or other persons, or through underwriters, dealers or agents or on any exchange on which the shares of our Class A common stock may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. These sales may be at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The methods by which the shares of our Class A common stock may be sold include:
•	on the New York Stock Exchange;

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to the prospectus;

•	exchange distributions and/or secondary distributions;

•	sales in the over-the-counter market;

•	underwritten transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares of our Class A common stock at a stipulated price per share;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The selling stockholders may also sell shares of our Class A common stock in open market, off market or private transactions in reliance upon Rule 144 under the Securities Act, if available, or Section 4(1) under the Securities Act, if available, rather than under this prospectus supplement, provided that a selling stockholder meets the criteria and conforms to the requirements of those provisions.
The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our Class A common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under the prospectus after we have filed an additional prospectus supplement to the prospectus under Rule 424(b)(7) or other applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under the prospectus.
The selling stockholders also may transfer the shares of our Class A common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus supplement and may sell the shares of our Class A common stock from time to time under this prospectus supplement after we have filed a supplement to the prospectus under Rule 424(b)(7) or other applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus supplement.
The selling stockholders may sell the shares of our Class A common stock being offered hereby to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling stockholders and may receive commissions from the purchasers of the shares of our Class A common stock for whom they may act as agent. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of our Class A common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
Any underwriters, broker-dealers or agents who participate in the distribution of the shares of our Class A common stock may be deemed to be “underwriters” within the meaning of the Securities Act. Underwriters are subject to the prospectus delivery requirements under the Securities Act and may be subject to certain statutory liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended, or Exchange Act.
The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of our Class A common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of our Class A common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares of our Class A common stock, if required by applicable law, we will file a supplement to the prospectus.
We are required to pay all fees and expenses incident to the registration of the shares of our Class A common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares of our Class A common stock and activities of the selling stockholders.

LEGAL MATTERS
     The validity of the Class A common stock have been passed upon for us by Dechert LLP, Philadelphia, Pennsylvania.
EXPERTS
     The consolidated financial statements of HFF, Inc. appearing in HFF, Inc.’s Annual Report (Form 10-K) dated March 12, 2010 and the effectiveness of HFF, Inc.’s internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the information requirements of the Exchange Act, and we therefore file periodic reports, proxy statements and other information with the Commission relating to our business, financial results and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the Commission. The address of the Commission’s Internet site is http://www.sec.gov.
INCORPORATION BY REFERENCE
     The Commission’s rules allow us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is deemed to be part of this prospectus supplement from the date we file that document. Any reports filed by us with the Commission after the date of this prospectus supplement and before the date that the offerings of the shares of Class A common stock by means of this prospectus supplement are terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement.
     We incorporate by reference into this prospectus supplement the following documents or information filed with the Commission:
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 12, 2010 (File 001-33280);

•	Current Report on Form 8-K, dated March 5, 2010 (File No. 001-33280);

•	the description of our Class A common stock contained in the Registration Statement on Form 8-A, dated January 26, 2007, filed with the Commission under Section 12(b) of the Exchange Act; and

•	all documents filed by HFF, Inc. under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the termination of the offerings to which this prospectus supplement relates.
     We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus supplement, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request copies of those documents from HFF, Inc., One Oxford Centre, 301 Grant Street, Suite 600, Pittsburgh, Pennsylvania 15219. You also may contact us at (412) 281-8714 or visit our website at http://www.hfflp.com for copies of those documents. Our website and the information contained on our website are not a part of this prospectus supplement, and you should not rely on any such information in making your decision whether to purchase the shares offered hereby.